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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Buffered Accelerated Return Equity Securities (BARES) Linked to the Performance of the iShares MSCI Emerging Markets Index Fund due March 3, 2010	$102,000	$5.00

(1)
Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)
Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered and which were carried forward pursuant to a Registration Statement on Form F-3 (No. 333-132936) filed by Credit Suisse and the other Registrants thereto on March 29, 2007 against which $5 is offset for the registration fee due for this offering. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(B)2
Registration No. 333-132936-14

PRICING SUPPLEMENT NO. K5 TO PRODUCT SUPPLEMENT NO. 2A DATED JULY 2, 2008 TO
PROSPECTUS SUPPLEMENT DATED MARCH 24, 2008 TO
PROSPECTUS DATED MARCH 29, 2007

$102,000

Credit Suisse

Buffered Accelerated Return Equity Securities (BARES)SM

due March 3, 2010

Linked to the Performance of
the iShares MSCI Emerging Markets Index Fund

Issuer:	Credit Suisse, acting through its Nassau branch (S&P AA-, Moody's Aa1)*

CUSIP:	22546ECP7

Maturity Date:	March 3, 2010, subject to postponement if a market disruption event occurs on the valuation date.

Settlement Date:	August 29, 2008

Trade Date:	August 26, 2008

Coupon:	We will not pay interest on the securities being offered by this pricing supplement.

Valuation Date:	The valuation date is February 26, 2010, subject to postponement if a market disruption event occurs on the valuation date.

Underlying Index:	The return will be based on the performance of the iShares MSCI Emerging Markets Index Fund.

Buffer:	10.0%

Initial Index Level:	39.41, which is the closing level of the iShares MSCI Emerging Markets Index Fund on the trade date.

Redemption Amount:	You will receive a redemption amount in cash at maturity that will equal the principal amount of the securities you hold multiplied by the sum of 1 plus the index return, calculated as set forth below. If the final index level is greater than the initial index level, the index return will be, subject to a cap of 20.00%, equal to the percentage increase in the securities multiplied by an additional percentage of 200%. Therefore, the maximum redemption amount at maturity for each $1,000 principal amount of securities will be $1,200. If the final index level is less than or equal to the initial index level, but is greater than or equal to 90% of the initial index level, then the index return will be zero and you will receive the principal amount of your securities at maturity. If the final index level is less than 90% of the initial index level, then the index return will be negative and you will receive less than the principal amount, but not less than 10% of the principal amount of your securities at maturity, as explained herein.

Listing:	The securities will not be listed on any securities exchange.

    Please refer to "Risk Factors" beginning on page U-6 of this pricing supplement and PS-5 of the accompanying product supplement for risks related to an investment in the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the product supplement, prospectus supplement or prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to the Public	Underwriting Discounts and Commissions	Proceeds to the Company
Per Security	$1,000	$15	$985
Total	$102,000	$1,530	$100,470

Delivery of the securities in book-entry form only will be made through The Depository Trust Company. We expect that delivery of the securities will be made against payment therefor on or about August 29, 2008.

The securities will be issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

The securities are not deposit liabilities and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

*
A credit rating is not a recommendation to buy, sell, or hold the securities, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to securities issued by Credit Suisse does not enhance, affect or address the likely performance of the securities other than the ability of the Issuer to meet its obligations.

Credit Suisse

The date of this pricing supplement is August 26, 2008.

 Additional Terms Specific to the Securities

        You should read this pricing supplement together with the prospectus dated March 29, 2007, the prospectus supplement dated March 24, 2008 and the product supplement dated July 2, 2008 relating to our medium-term notes of which these securities are a part. This pricing supplement, together with the documents listed below, contains the terms of the securities and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the "Risk Factors" section in this pricing supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities.

        You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  •
  Prospectus dated March 29, 2007:
   http://www.sec.gov/Archives/edgar/data/1053092/000104746908007941/a2186710z424b2.htm

  •
  Prospectus supplement dated March 24, 2008:
   http://www.sec.gov/Archives/edgar/data/1053092/000104746908003313/a2184026z424b2.htm

  •
  Product supplement dated July 2, 2008:
   http://www.sec.gov/Archives/edgar/data/1053092/000104746908008125/a2186821z424b2.htm

        Our Central Index Key, or CIK, on the SEC website is 1053092.

        You should rely only on the information contained in this document or in any documents to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

        In this pricing supplement, unless otherwise specified or the context otherwise requires, references to "we", "us" and "our" are to Credit Suisse and its consolidated subsidiaries, and references to "dollars" and "$" are to United States dollars.

 NOTICE TO INVESTORS

Argentina

        The securities are not and will not be authorized by the Argentine Comisión Nacional de Valores for public offering in Argentina and may thus not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended.

Uruguay

        This is a private offering. The securities have not been, and will not be, registered with the Central Bank of Uruguay for public offer in Uruguay.

Brazil

        Each purchaser of securities will be required to represent and agree that it has not offered or sold, and will not offer or sell, any securities in Brazil, except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations. The securities have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários—CVM).

Mexico

        The securities have not been, and will not be, registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and may not be offered or sold publicly in the United Mexican States. This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in the United Mexican States.

Chile

        NEITHER THE ISSUER NOR THE SECURITIES HAVE BEEN REGISTERED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS PURSUANT TO LAW NO. 18.045, THE LEY DE MERCADO DE VALORES, AND REGULATIONS THEREUNDER. THIS PRICING SUPPLEMENT DOES NOT CONSTITUTE AN OFFER OF, OR AN INVITATION TO SUBSCRIBE FOR OR PURCHASE, THE SECURITIES IN THE REPUBLIC OF CHILE, OTHER THAN TO INDIVIDUALLY IDENTIFIED BUYERS PURSUANT TO A PRIVATE OFFERING WITHIN THE MEANING OF ARTICLE 4 OF THE LEY DE MERCADO DE VALORES (AN OFFER THAT IS NOT "ADDRESSED TO THE PUBLIC AT LARGE OR TO A CERTAIN SECTOR OR SPECIFIC GROUP OF THE PUBLIC").

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (Directive 2003/71/EC) (each, a Relevant Member State), the securities may not be sold or offered or any offering materials relating thereto distributed, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, to the public (within the meaning of that Directive) in that Relevant Member State, except in circumstances which do not require the publication of a prospectus pursuant to the Prospectus Directive.

i

 Summary Information

        This summary includes questions and answers that highlight selected information from the accompanying prospectus, prospectus supplement and product supplement and this pricing supplement to help you understand the Buffered Accelerated Return Equity Securities due 2010. You should carefully read the entire prospectus, prospectus supplement, product supplement and pricing supplement to understand fully the terms of the securities, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the securities. You should, in particular, carefully review the sections entitled "Risk Factors" in this pricing supplement and the accompanying product supplement, which highlight a number of risks, to determine whether an investment in the securities is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus.

How is the redemption amount calculated?

        We will redeem the securities at maturity for a redemption amount in cash that will equal the principal amount of the securities multiplied by the sum of 1 plus the index return, but not less than 10% of the principal amount of your securities. The index return will be based on the difference between the final index level and the initial index level, expressed as a percentage. How the index return will be calculated depends on whether the final index level is greater than, less than or equal to the initial index level and, if less than the initial index level, how much less:

  •
  If the final index level is greater than the initial index level, then, subject to a cap of 20.00%, the index return will equal:

200% * final index level – initial index level initial index level

    Thus, if the final index level is greater than the initial index level, the index return will be a positive number and the redemption amount will be greater than the principal amount of the securities.

  •
  If the final index level is less than or equal to the initial index level, but is greater than or equal to 90% (which is equal to 1 minus the 10% buffer) of the initial index level, then the index return will equal zero and the redemption amount will equal the principal amount of the securities.

  •
  If the final index level is less than 90% of the initial index level, then the index return will equal:

final index level – (0.90 * initial index level) initial index level

    Thus, if the final index level is less than 90% of the initial index level, the index return will be negative and you will receive less than the principal amount, but not less than 10% of the principal amount of your securities at maturity.

        For the purposes of calculating the index return:

  •
  the "initial index level" will be equal to 39.41, which is the closing level of the reference index on the trade date,

  •
  the "final index level" will be equal to the closing level of the reference index on the valuation date, and

  •
  the "buffer" will be equal to 10%.

        The "closing level" for the reference index will, on any relevant index business day, be the level of the reference index as determined by the calculation agent at the valuation time, which is the time at which the index sponsor calculates the closing level of the reference index on such index business day, as calculated and published by the index sponsor, subject to the provisions described under "Description of the Securities—Adjustments to the calculation of the reference index" on page PS-13 of the accompanying product supplement.

What are some hypothetical redemption amounts at maturity of the securities?

        The table below sets forth a sampling of hypothetical redemption amounts at maturity of a $1,000 investment in the securities. The actual final index level will be determined on the valuation date, as further described herein.

Principal Amount of Securities	Percentage Difference between Initial Index Level and Final Index Level	BARES® % Return	Redemption Amount at Maturity
$1,000	-100%	-90%	$100
$1,000	-90%	-80%	$200
$1,000	-80%	-70%	$300
$1,000	-70%	-60%	$400
$1,000	-60%	-50%	$500
$1,000	-50%	-40%	$600
$1,000	-40%	-30%	$700
$1,000	-30%	-20%	$800
$1,000	-20%	-10%	$900
$1,000	-10%	0%	$1,000
$1,000	0%	0%	$1,000
$1,000	10%	20%	$1,200
$1,000	20%	20%	$1,200
$1,000	30%	20%	$1,200
$1,000	40%	20%	$1,200
$1,000	50%	20%	$1,200

        The graph of hypothetical returns at maturity set forth below is intended to demonstrate the effect of the leveraged upside and the partial principal protection provided by the securities. The gray line shows hypothetical percentage return at maturity for an investment in an instrument directly linked to the value of the index. The actual final index level will be determined on the valuation date, as further described herein. The thick black line shows hypothetical percentage return at maturity for a similar investment in the securities.

        These examples are for illustrative purposes only. The actual index return will depend on the final index level determined by the calculation agent as provided in this pricing supplement.

Examples of the hypothetical redemption amounts of the securities

        The following are illustrative examples of how the redemption amount would be calculated with hypothetical final index levels that are greater than or less than the initial index level. The actual final index level will be determined on the valuation date, as further described herein. Each of the examples assumes the following:

  •
  the initial investment in the securities is $1,000; and

  •
  the initial index level for the reference index is 1000.

        EXAMPLE 1: The final index level is 1200, an increase of 20% from the initial index level:

Index Return = 200% * (1200 - 1000)/1000 = 0.40; however, because the index return is subject to a cap of 20.00%, the index return cannot be more than 20.00%.

  Redemption Amount = Principal * (1.0 + index return)

  Redemption Amount = $1,000 * (1.0 + 0.20)

  Redemption Amount = $1,200

In this example, at maturity you will receive a redemption amount that is greater than the amount of your investment in the securities. Because of the cap, however, you will not participate in the full appreciation in the level of the reference index during the term of the securities.

        EXAMPLE 2: The final index level is 1050, an increase of 5% from the initial index level:

Index Return = 200% * (1050 - 1000)/1000 = 0.10. In this example, the cap is inapplicable.

  Redemption Amount = Principal * (1.0 + index return)

  Redemption Amount = $1,000 * (1.0 + 0.10)

  Redemption Amount = $1,100

In this example, at maturity you will receive a redemption amount that is greater than the amount of your investment in the securities. Because the appreciation in the level of the reference index during the term of the securities is less than the cap, the index return will not be subject to the cap. As a result, you will participate fully in the appreciation in the level of the reference index.

        EXAMPLE 3: The final index level is 500, a decrease of 50% from the initial index level:

Index Return = (500 - (0.90 * 1000))/1000 = -0.40

  Redemption Amount = Principal * (1.0 + index return)

  Redemption Amount = $1,000 * (1.0 + -0.40)

  Redemption Amount = $600

In this example, at maturity you will receive a redemption amount that is less than the amount of your investment in the securities because you will participate in 90% of the depreciation in the level of the reference index during the term of the securities.

  EXAMPLE 4: The final index level is 1000, representing no increase or decrease from the initial index level:

Index Return = 0.0

  Redemption Amount = Principal * (1.0 + index return)

  Redemption Amount = $1000 * (1.0 + 0.0)

  Redemption Amount = $1,000

In this example, where there is neither an appreciation nor a depreciation in the level of the reference index during the term of the securities, at maturity you will receive the amount of your investment in the securities.

 RISK FACTORS

        A purchase of the securities involves risks. This section describes significant risks relating to the securities, specifically the risks relating to the iShares MSCI Emerging Markets Index Fund. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus, before investing in the securities.

Risks Associated with the iShares MSCI Emerging Markets Index Fund

        Although the shares of the iShares MSCI Emerging Markets Index Fund are listed for trading on the New York Stock Exchange (NYSE) and a number of similar products have been traded on the NYSE and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the iShares MSCI Emerging Markets Index Fund or that there will be liquidity in the trading market.

Antidilution protection is limited

        The calculation agent will make adjustments to the initial index price and the physical delivery amount for certain adjustment events affecting the reference index, including stock splits and certain corporate actions, such as mergers. The calculation agent is not required, however, to make such adjustments in response to all corporate actions. If such a dilution event occurs and the calculation agent is not required to make an adjustment, the value of the securities may be materially and adversely affected. See "The Reference Index—iShares MSCI Emerging Markets Index Fund—Dilution Adjustments" for further information.

The shares of the iShares MSCI Emerging Markets Index Fund and the MSCI Emerging Markets Index are different.

        The performance of the shares of the iShares MSCI Emerging Markets Index Fund may not exactly replicate the performance of the MSCI Emerging Markets Index because the iShares MSCI Emerging Markets Index Fund will reflect transaction costs and fees that are not included in the calculation of the MSCI Emerging Markets Index. It is also possible that the iShares MSCI Emerging Markets Index Fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the MSCI Emerging Markets Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in this fund or due to other circumstances.

The iShares MSCI Emerging Markets Index Fund is subject to Management Risk

        Barclays Global Fund Advisors, which we refer to as BGFA, is the investment adviser to the iShares MSCI Emerging Markets Index Fund, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. MSCI, Inc. ("MSCI") is responsible for calculating and maintaining the MSCI Emerging Markets Index. MSCI can add, delete or substitute the stocks underlying the MSCI Emerging Markets Index or make other methodological changes that could change the value of the MSCI Emerging Markets Index. Pursuant to its investment strategy or otherwise, BGFA may add, delete or substitute the stocks composing the iShares MSCI Emerging Markets Index Fund. Any of these actions could adversely affect the price of the underlying shares and, consequently, the value of the BARES.

 SUPPLEMENTAL USE OF PROCEEDS

        The net proceeds from this offering will be approximately $98,470. We intend to use the net proceeds for our general corporate purposes, which may include the refinancing of our existing debt outside Switzerland. We may also use some or all of the net proceeds from this offering to hedge our obligations under the securities. Please refer to "Use of Proceeds and Hedging" on page PS-10 of the accompanying product supplement.

 THE REFERENCE INDEX

iShares MSCI Emerging Markets Index Fund

        The iShares MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets, as represented by the MSCI Emerging Markets Index. The MSCI Emerging Markets Index was developed by Morgan Stanley Capital International, Inc. as an equity benchmark for international stock performance. It is designed to measure equity market performance in the global emerging markets. As of June 30, 2008, the MSCI Emerging Markets Index consisted of the following 23 emerging market country indices: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Malaysia, Mexico, Peru, Philippines, Poland, Russian Federation, South Africa, South Korea, Taiwan, Thailand, Turkey, and the United States. As of June 30, 2008, the MSCI Emerging Markets Index's five largest stocks were OAO Gazprom (ADS Reg S), Samsung Electronics Co., Ltd. (GDR 144A), Petroleo Brasileiro, S.A. (A) (ADR), Petroleo Brasileiro, S.A. (ADR), and Taiwan Semiconductor Manufacturing Co., Ltd. (Sponsored ADR), and its three largest sectors were energy, materials and financials.

        For purposes of this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus, the iShares MSCI Emerging Markets Index Fund (the "Fund") will be treated as an "index" (and referred to as the "iShares MSCI Emerging Markets Index Fund"), with the index level as of any date equal to the closing price of one share of the Fund on the New York Stock Exchange. Because the iShares MSCI Emerging Markets Index Fund as used herein represents the price level of shares of a fund rather than the level of the underlying MSCI Emerging Markets Index, the level of the iShares MSCI Emerging Markets Index Fund will be subject to both factors and adjustments that affect the market price of Fund shares (including factors involving the market in which the Fund's shares are traded as well as adjustments made or other actions taken by the Fund's advisor, Barclays Global Fund Advisors) and factors and adjustments made to the underlying MSCI Emerging Markets Index.

        The level of the iShares MSCI Emerging Markets Index Fund as used to calculate the redemption amount of the securities is subject to adjustment for a number of events arising from share combinations and dividends and other actions of iShares, Inc. that modify the structure of the Fund as well as for the liquidation, dissolution or winding up of the Fund. The level of the iShares MSCI Emerging Markets Index Fund as used to calculate the redemption amount of the securities will not be adjusted for other events that may adversely affect the price of Fund shares. Because of the relationship of the redemption amount of the securities to the price of Fund shares, these other events may reduce the amount you receive at maturity on the securities.

        The iShares MSCI Emerging Markets Index Fund uses a "Representative Sampling" strategy to try to track the MSCI Emerging Markets Index, which means it invests in a representative sample of securities in the MSCI Emerging Markets Index, which have a similar investment profile as the MSCI Emerging Markets Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI Emerging Markets Index. In order to improve its portfolio liquidity and its ability to track the underlying index, the Fund may invest up to 10% of its assets in shares of other iShares Funds that seek to track the performance of equity securities of constituent countries of the MSCI Emerging Markets Index.

        The iShares MSCI Emerging Markets Index Fund's top portfolio holdings can be found on iShares website. Funds like the iShares MSCI Emerging Markets Index Fund that use Representative Sampling generally do not hold all of the securities that are included in the relevant underlying index. Fund fact sheets which provide information regarding the iShares MSCI Emerging Markets Index Fund's top holdings may be requested by calling 1-800-iShares.

        According to publicly available documents, the iShares MSCI Emerging Markets Index Fund is one of numerous separate investment portfolios called "Funds" which make up iShares, Inc., a registered investment company. iShares, Inc. is currently subject to the informational requirements of the Securities Exchange Act and the Investment Company Act. Accordingly, iShares, Inc. files reports (including its Semi-Annual Report to Shareholders on Form N-CSRS for the six-month period ended February 29, 2008; its Quarterly Schedule of Portfolio Holdings on Form N-Q for the period ended November 30, 2007 and other information with the SEC. iShares, Inc.'s reports and other information are available to the public from the SEC's website at http://www.sec.gov or may be inspected and copied at the SEC's Public Reference Room at the location listed in the section "Prospectus Summary—Where You Can Find More Information" in the accompanying prospectus.

        Credit Suisse has not participated in the preparation of iShares, Inc.'s publicly available documents and neither has made any due diligence investigation or inquiry of iShares, Inc. in connection with the iShares MSCI Emerging Markets Index Fund or the offering of the Notes. No representation is made that the publicly available information about iShares, Inc. or the iShares MSCI Emerging Markets Index Fund is accurate or complete.

        The securities represent obligations of Credit Suisse only. iShares, Inc. is not involved in any way in this offering and has no obligation relating to the securities or to holders of the securities.

MSCI Emerging Markets Index

        The MSCI Emerging Markets Index is a capitalization-weighted index that aims to capture 85% of the (publicly available) total market capitalization. It was launched on April 7, 2003 at an initial price of $33.33. Component companies are adjusted for available float and must meet objective criteria for inclusion to the index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership. MSCI reviews its indexes quarterly. The identity and approximate sector weight of the five largest sectors represented in the MSCI Emerging Markets Index as of June 30, 2008 were as follows, Energy (20.79%), Materials (18.15%), Financials (17.52%), Information Technology (13.64%) and Telecommunication Services (11.89%). Current information regarding the market value of the MSCI Emerging Markets Index is published daily by MSCI on its website.

        The MSCI Emerging Markets Index adjusts the market capitalization of index constituents for free float and targets for index inclusion 85% of free float-adjusted market capitalization in each industry group, within each country. In order to maintain the representativeness of the MSCI Emerging Markets Index, structural changes to the MSCI Emerging Markets Index as a whole may be made by adding or deleting MSCI Emerging Markets Index component securities. Currently, such changes in the MSCI Emerging Markets Index may only be implemented on three dates throughout the year: as of the close of the last business day of February, August and November.

        THE MSCI EMERGING MARKETS INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT, AND AS A RESULT, YOUR RETURN ON THE NOTES, IF ANY, MAY NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the MSCI Emerging Markets Index: Underlying Stock Eligibility Criteria and Annual Ranking Review

        The selection of the companies and securities for the MSCI Emerging Markets Index is based on the following guidelines:

  (i)
  Define the equity universe of listed securities within the emerging market countries;

  (ii)
  Adjust the total market capitalization for each security for its respective free float available to foreign investors;

  (iii)
  Classify the universe of securities into industry groups under the Global Industry Classification Standard (GICS); and

  (iv)
  Select securities for inclusion according to MSCI's index construction rules and guidelines.

        MSCI Barra defines the free float of a security as the proportion of shares outstanding that are deemed to be available for purchase in the public equity markets by international investors. In practice, limitations on free float available to international investors include: strategic and other shareholdings not considered part of available free float; limits on share ownership for foreign investors; or other foreign investment restrictions which materially limit the ability of foreign investors to freely invest in a particular equity market, sector or security.

        MSCI Barra will derive a "Foreign Inclusion Factor" for a company that reflects the percentage of the total number of shares of the company that are not subject to strategic shareholdings and/or foreign shareholder ownership or investment limits. MSCI Barra will then "float-adjust" the weight of each constituent company in the MSCI Emerging Markets Index by the company's foreign inclusion factor. Typically, securities with a free float adjustment ratio of .15 or less will not be eligible for inclusion in the MSCI Emerging Markets Index.

        Once the free float factor has been determined for a security, the security's total market capitalization is then adjusted by such free float factor, resulting in the free float-adjusted market capitalization figure for the security.

        MSCI Barra may add additional companies and securities to the MSCI Emerging Markets Index or subtract one or more of its current companies and securities prior to the expiration date of the securities. Any such adjustments are made to the MSCI Emerging Markets Index so that the value of the index at the effective date of such change is the same as it was immediately prior to such change.

        Each company's securities is maintained with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets. In maintaining the MSCI Emerging Markets Index, emphasis is also placed on continuity, replicability and on minimizing turnover in the index.

        MSCI Barra classifies index maintenance in three broad categories. The first category consists of ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the index promptly as they occur. The second category consists of quarterly index reviews aimed at promptly reflecting other significant market events. The third category consists of full country index reviews that systematically re-assess the various dimensions of the equity universe for all emerging market countries and are conducted on a fixed annual timetable.

        Ongoing event-related changes to the MSCI Emerging Markets Index are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the index at the time of the event. All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available.

        The quarterly index review process is designed to ensure that the MSCI Emerging Markets Index continues to be an accurate reflection of the evolving emerging markets equity marketplace. This is achieved by rapidly reflecting significant market driven changes that were not captured in the MSCI Emerging Markets Index at the time of their actual occurrence and that should not wait until the annual index review due to their importance. These quarterly index reviews may result in additions and deletions of MSCI Emerging Markets Index component securities from the MSCI Emerging Markets Index, as well as changes in foreign inclusion factors and in number of shares.

        Additions and deletions of securities may result from: the significant over- or under-representation of one or more industry groups as a result of mergers, acquisitions, restructurings or other major market events affecting the industry group; changes in industry classification, significant increases or decreases in free float, and relaxation/removal or decreases of foreign ownership limits not implemented immediately; the additions of large companies that did not meet the minimum size criterion for early inclusion at the time of their initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities whose company and/or security free float has fallen to less than 15% as a result of a corporate event and which do not meet specified criteria; the replacement of securities resulting from the review of price source for securities with both domestic and foreign board quotations; the deletion of securities that have become very small or illiquid; or other market events.

        Significant changes in free float estimates and corresponding changes in the foreign inclusion factors for securities may result from: large market transactions involving strategic shareholders that are publicly announced; secondary offerings that, given the lack of sufficient notice, were not reflected immediately; increases in foreign ownership limits; decreases in foreign ownership limits not applied earlier; corrections resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa; updates to foreign inclusion factors following the public disclosure of new shareholder structures for companies involved in mergers, acquisitions or spin-offs, where different from MSCI Barra's pro forma free float estimate at the time of the event; large conversions of exchangeable bonds and other similar securities into already existing shares; the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; or other events of a similar nature.

        Updates in the number of shares are generally small changes in a security's shares outstanding and may result from, for example, exercise of options or warrants, conversion of convertible bonds or other instruments, share buybacks or cancellations. The implementation of changes resulting from quarterly index reviews occurs on only three dates throughout the year: as of the close of the last business day of February, August and November. The results of the quarterly index reviews are announced at least two weeks prior to their implementation.

        The annual full MSCI Emerging Markets Index review includes a re-appraisal of the free float-adjusted industry group representation within a country, a detailed review of the shareholder information used to estimate free float for constituent and non-constituent securities, an updating of the minimum size guidelines for new and existing constituent securities, as well as changes typically considered for quarterly index reviews. During a full index review, securities may be added to or deleted from the MSCI Emerging Markets Index for a range of reasons, including the reasons discussed in the preceding sentence and the reasons for index changes during quarterly index reviews as discussed above. The results of the annual full index reviews are announced at least two weeks in advance of their effective implementation date as of the close of the last business day in May.

        Index maintenance also includes monitoring and completing the adjustments for share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs. Index maintenance is reflected in the MSCI Emerging Markets Index.

        These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, MSCI Barra.

        We have derived all information regarding the MSCI Emerging Markets Index from publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, Morgan Stanley Capital International Inc. ("MSCI") and Barra, Inc. ("Barra"). MSCI Barra is under no obligation to continue to publish, and may discontinue or suspend the publication of, the MSCI Emerging Markets Index at any time. None of Credit Suisse or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the MSCI Emerging Markets Index.

Delisting or Suspension of Trading in Fund Shares; Termination of the MSCI Emerging Markets Index Fund

        If the underlying shares of the Fund are delisted from, or trading of such underlying shares is suspended on, the New York Stock Exchange and successor shares that the calculation agent determines to be comparable to such underlying shares are not listed or approved for trading on a major U.S. exchange, a successor or substitute security or index will be selected by the calculation agent, in it sole discretion, and the value of such successor or substitute security or index, as determined by the calculation agent in its sole discretion, will be substituted for all purposes for the iShares MSCI Emerging Markets Index Fund. Similarly, the redemption amount of the securities will be calculated based upon a number of shares of such successor or substitute security equal to the value of the Fund shares that would otherwise have been used in such calculation, as determined by the calculation agent in its sole discretion. Upon any selection by the calculation agent of successor or substitute securities, the calculation agent will cause notice thereof to be furnished to us and the trustee, who will provide notice thereof to the registered holders of the securities.

        If the Fund is liquidated or otherwise terminated (a "Termination Event"), the closing level of the Fund shares at the close of trading on each index business day from the date of the Termination Event up to and including the valuation date will be determined by the calculation agent, in its sole discretion, and will be a fraction of the closing value of the MSCI Emerging Markets Index Fund (or any Successor Index, as defined below) on such index business day (taking into account any material changes in the method of calculating the MSCI Emerging Markets Index Fund following such Termination Event) equal to that part of the closing value of the MSCI Emerging Markets Index Fund represented by the closing level of such underlying shares at the close of trading on the index business day prior to the occurrence of such Termination Event on which a closing level of the underlying shares at the close of trading was available. The calculation agent will cause notice of the Termination Event and calculation of the closing level as described above to be furnished to us and the trustee, who will provide notice to registered holders of the securities.

        If a Termination Event has occurred and MSCI discontinues publication of the MSCI Emerging Markets Index Fund or if it or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the MSCI Emerging Markets Index Fund, then the value of the MSCI Emerging Markets Index Fund will be determined by reference to the value of that index, which we refer to as a "Successor Index." Upon any selection by the calculation agent of a Successor Index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the Successor Index to the registered holders of the securities.

        If a Termination Event has occurred and MSCI discontinues publication of the MSCI Emerging Markets Index Fund and a Successor Index is not selected by the calculation agent or is no longer published on each index business day from the date of the Termination Event up to and including the valuation date, the value to be substituted for the MSCI Emerging Markets Index Fund for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the MSCI Emerging Markets Index Fund prior to any such discontinuance. In such case, on each index business day until and including the date on which a determination by the calculation agent is made that a Successor Index is available, the calculation agent will determine the value that is to be used in determining the value of the MSCI Emerging Markets Index Fund as described in this paragraph. Notwithstanding these alternative arrangements, discontinuance of the publication of the MSCI Emerging Markets Index Fund may adversely affect trading in the securities.

        If a Successor Index is selected or the calculation agent calculates a value as a substitute for the MSCI Emerging Markets Index Fund as described above, the Successor Index or value will be substituted for the MSCI Emerging Markets Index Fund for all purposes, including for purposes of determining whether a market disruption event, as defined on page PS-11 of the product supplement, occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the MSCI Emerging Markets Index Fund may adversely affect the market value of the securities.

        All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us and the beneficial owners of the securities.

Dilution Adjustments

        The closing level of the iShares MSCI Emerging Markets Index Fund on the valuation date will be subject to adjustment from time to time in certain situations. Any of these adjustments could have an impact on the amount you receive at maturity. Credit Suisse International, which will initially act as calculation agent, will be responsible for the effectuation and calculation of any adjustment described herein and will furnish the trustee with notice of any adjustment.

        If iShares, Inc., after the index business day immediately following the trade date,

  (1)
  pays a share dividend or makes a distribution with respect to the shares of the Fund in such underlying shares,

  (2)
  subdivides or splits the outstanding Fund shares into a greater number of underlying shares,

  (3)
  combines the outstanding Fund shares into a smaller number of shares, or

  (4)
  issues by reclassification of the Fund shares any other shares of iShares, Inc.

then, in each of these cases, the closing level of the iShares MSCI Emerging Markets Index Fund on the valuation date will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the number of Fund shares outstanding immediately after the event, plus, in the case of a reclassification referred to in (4) above, the number of other shares of iShares, Inc., and the denominator of which will be the number of Fund shares outstanding immediately before the event.

        The closing level of the iShares MSCI Emerging Markets Index Fund on the index business day immediately following the trade date will also be adjusted in each of the cases listed above by dividing by the relevant dilution adjustment.

        Each dilution adjustment will be effected as follows:

  •
  in the case of any dividend, distribution or issuance, at the opening of business on the index business day next following the record date for determination of holders of shares of the Fund entitled to receive the dividend, distribution of issuance or, if the announcement of this dividend, distribution, or issuance is after this record date, at the time this dividend, distribution or issuance was announced by iShares, Inc., and

  •
  in the case of any subdivision, split, combination or reclassification, on the effective date of the transaction.

        All dilution adjustments will be rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th. No adjustment in the closing level of the iShares MSCI Emerging Markets Index Fund on the valuation date or the closing level of the iShares MSCI Emerging Markets Index Fund on the index business day immediately following the trade date will be required unless the adjustment would require an increase or decrease of at least one percent therein, provided, however, that any adjustments which by reason of this sentence are not required to be made will be carried forward (on a percentage basis) and taken into account in any subsequent adjustment. If any announcement or declaration of a record date in respect of a dividend, distribution, issuance or repurchase requiring an adjustment as described herein is subsequently canceled by iShares, Inc., or this dividend, distribution, issuance or repurchase fails to receive requisite approvals or fails to occur for any other reason, then, upon the cancellation, failure of approval or failure to occur, the closing level of the iShares MSCI Emerging Markets Index Fund on the valuation date and the closing level of the iShares MSCI Emerging Markets Index Fund on the index business day immediately following the trade date will be further adjusted to the closing level of the iShares MSCI Emerging Markets Index Fund on the valuation date and the closing level of the iShares MSCI Emerging Markets Index Fund on the index business day immediately following the trade date which would then have been in effect had adjustment for the event not been made.

        Credit Suisse International, which will act initially as calculation agent, will be responsible for the calculation and effectuation of any adjustment described herein and will furnish the indenture trustee with notice of any such adjustment.

Historical performance of the reference index

        The following table sets forth the published high and low closing levels of the reference index during each calendar quarter from April 11, 2003 through August 26, 2008. The closing level of the iShares Emerging Markets Index Fund on August 26, 2008 was 39.41. We obtained the closing level and other information below from Bloomberg Financial Markets, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

        You should not take the historical levels of the reference index as an indication of future performance of the reference index or the securities. The level of the reference index may decrease so that you will receive less than your principal amount at maturity. We cannot give you any assurance that the level of the reference index will increase from and including the trade date to and including the valuation date or that you will not receive at maturity an amount substantially less than the principal amount of your securities.

	Low	High	Close		Low	High	Close
2003				2006
First Quarter				First Quarter	30.52	33.59	33.00
Second Quarter	11.08	13.62	13.32	Second Quarter	27.32	37.03	31.30
Third Quarter	13.47	15.89	15.10	Third Quarter	29.20	33.10	32.26
Fourth Quarter	15.50	18.21	18.21	Fourth Quarter	31.77	38.20	38.06
2004				2007
First Quarter	18.38	19.84	19.50	First Quarter	35.10	39.54	38.83
Second Quarter	15.88	20.20	17.96	Second Quarter	39.15	44.40	43.88
Third Quarter	16.96	19.17	19.17	Third Quarter	39.50	50.13	49.82
Fourth Quarter	18.90	22.43	22.43	Fourth Quarter	47.18	55.73	50.10
2005				2008
First Quarter	21.21	24.65	22.53	First Quarter	42.16	50.37	44.79
Second Quarter	21.70	24.37	23.87	Second Quarter	44.47	51.71	45.24
Third Quarter	23.94	28.34	28.29	Third Quarter
Fourth Quarter	25.05	29.83	29.42	(through August 26, 2008)	39.26	44.43	39.41

 CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion summarizes certain United States federal income tax consequences of owning and disposing of securities that may be relevant to holders of securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code (the "Code"). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are a:

  •
  financial institution,

  •
  mutual fund,

  •
  tax-exempt organization,

  •
  insurance company,

  •
  dealer in securities or foreign currencies,

  •
  person (including traders in securities) using a mark-to-market method of accounting,

  •
  person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

  •
  an entity that is treated as a partnership for U.S. federal income tax purposes.

        The discussion is based upon the Code, law, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the "IRS") has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of securities, and the following discussion is not binding on the IRS.

        For purposes of this discussion, the term "U.S. holder" means (1) a person who is a citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States or any state thereof or the district of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership holds securities, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding securities, you should consult your tax advisor regarding the tax consequences to you from the partnership's purchase, ownership and disposition of the securities.

        You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

        IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY US FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING

OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES. A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

U.S. Holders Generally

        The treatment of the securities for U.S. federal income tax purposes is uncertain. The Issuer intends to treat the securities as a prepaid, cash-settled financial contract, with respect to the stocks that comprise the reference index or indices, that is eligible for open transaction treatment for U.S. federal income tax purposes and by purchasing the securities, you agree with us (in the absence of an administrative or judicial ruling to the contrary) to treat your securities for all tax purposes in accordance with such characterization. If your securities are so treated, you should recognize capital gain or loss upon the maturity of your securities (or upon your sale, exchange or other disposition of your securities prior to their maturity) in an amount equal to the difference between the amount realized at such time and your tax basis in the securities. In addition, your tax basis in your securities would generally be equal to the price you paid for them. Capital gain of a noncorporate U.S. holder is generally subject to tax at a maximum rate of 15% if the property is held for more than one year.

        Under Code section 1260, all or a portion of gain arising from certain "constructive ownership transactions" may be recharacterized as ordinary income, and certain interest charges may be imposed with respect to any such recharacterized income. These rules by their terms may apply to any gain derived from the securities. Code section 1260 also provides that the IRS is to issue regulations that would exclude from the scope of Code section 1260 certain forward contracts that do not convey "substantially all the economic return" with respect to the applicable reference asset, which in the case of the securities would be shares of the reference fund. However, no such regulations have been issued despite the fact that Code section 1260 was enacted in 1999, and there can be no assurance that any regulations that may be issued would apply to securities that are issued before such regulations. Thus, although we believe that the securities should not be considered to convey substantially all the economic return with respect to the shares of the reference fund, in the absence of regulations, there can be no assurance that the securities would not be so considered or that Code section 1260 would not otherwise apply to the securities. You should consult with your tax advisors regarding the possible application of the constructive ownership transaction rules to the securities.

        The characterization of the securities as prepaid financial contracts as described above is not free from doubt and it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above. For example, the IRS might assert that the securities constitute "contingent payment debt instruments" that are subject to special tax rules governing the recognition of income over the term of your securities. If the securities were to be treated as contingent debt, you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities, or the comparable yield. The amount of interest that you would be required to include in income on a current basis would not be matched by cash distributions to you since the securities do not provide for any cash payments during their term. You would recognize gain or loss upon the sale, redemption or maturity of your securities in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your securities. In general, your adjusted basis in your securities would be equal to the amount you paid for your securities, increased by the amount of interest you previously accrued with respect to your securities. Any gain you recognized upon the sale, redemption or maturity of your securities would be ordinary income and any loss to the extent of interest you included in income in the current or previous taxable years in respect of your securities would be ordinary loss, and thereafter would be capital loss. The Issuer is not responsible for any adverse consequences that a purchaser may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

        You should consult your tax adviser as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

Non-U.S. Holders Generally

        In the case of a holder of the securities that is not a U.S. holder and has no connection with the United States other than holding its security (a "non-U.S. holder"), payments made with respect to the securities will not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the securities by a non-U.S. holder will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

IRS Notice on Certain Financial Transactions

        On December 7, 2007, the IRS and the Treasury Department issued Notice 2008-2, in which they stated that they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on whether, (a) the holder of an instrument such as the securities should be required to accrue income during its term (e.g., under a mark-to-market, accrual or other methodology), (b) income and gain on such an instrument should be ordinary or capital, and (c) foreign holders should be subject to withholding tax on any deemed income accrual.

        Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof. Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income. It is also possible that a non-U.S. holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult their tax advisors regarding Notice 2008-2 and its possible impact on them.

Possible Legislation on Prepaid Forwards

        On December 19, 2007, Representative Richard Neal introduced a tax bill (the "Bill") before the House Ways and Means Committee that would apply to "prepaid derivative contracts" acquired after the date of enactment of the Bill.

        The Bill, if enacted would apply to certain derivative financial contracts with a term of more than one year, where there is no substantial likelihood that the taxpayer will be required to pay any additional amount thereunder and would require the holder of such a contract to include as interest income each year in respect of such contract an amount determined by reference to the monthly federal short-term rate determined under Code Section 1274(d). A holder's tax basis in such contract would be increased by the amount so included. Any gain (either at maturity or upon sale) with respect to contract would be treated as long-term capital gain if the contract is a capital asset in the hands of the holder and such holder has held the contract for more than one year. Any loss would be treated as ordinary loss to the extent of prior interest accruals.

        While the Bill, if enacted, would not apply to the securities (due to its prospective effective date), it is not possible to predict whether any tax legislation that may ultimately be enacted will apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult their tax advisors regarding the Bill and any future tax legislation that may apply to their securities.

Backup Withholding and Information Reporting

A HOLDER OF THE SECURITIES MAY BE SUBJECT TO INFORMATION REPORTING AND TO BACKUP WITHHOLDING WITH RESPECT TO CERTAIN AMOUNTS PAID TO THE HOLDER UNLESS SUCH HOLDER PROVIDES A CORRECT TAXPAYER IDENTIFICATION NUMBER (OR OTHER PROOF OF AN APPLICABLE EXEMPTION) AND OTHERWISE COMPLIES WITH APPLICABLE REQUIREMENTS OF THE BACKUP WITHHOLDING RULES.

 UNDERWRITING

        Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell $102,000 principal amount of securities to Credit Suisse Securities (USA) LLC.

        The distribution agreement provides that Credit Suisse Securities (USA) LLC is obligated to purchase all of the securities if any are purchased.

        Credit Suisse Securities (USA) LLC proposes to offer the securities at the offering price and will receive the underwriting discounts and commissions set forth on the cover page of this pricing supplement. Credit Suisse Securities (USA) LLC may allow the same discount on the principal amount per security on sales of such securities of other brokers/dealers. If all of the securities are not sold at the initial offering price, Credit Suisse Securities (USA) LLC may change the public offering price and other selling terms.

        We estimate that our out-of-pocket expenses for this offering will be approximately $2,000. Please refer to "Underwriting" on page PS-21 of the accompanying product supplement.

Credit Suisse

QuickLinks

Additional Terms Specific to the Securities
TABLE OF CONTENTS
NOTICE TO INVESTORS
Summary Information
RISK FACTORS
SUPPLEMENTAL USE OF PROCEEDS
THE REFERENCE INDEX
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING